Exhibit (d)(4)
                    , 2006
Highland Funds I
13455 Noel Road, Suite 800
Suite 1300
Dallas, Texas 75240
Re:      Equity Opportunities Fund (the “Fund”)
Dear Ladies and Gentlemen:
     In consideration of your appointing us investment adviser and administrator of the Highland Equity Opportunities Fund of Highland Funds I pursuant to the Fund’s Investment Advisory Agreement and the Fund’s Administration Agreement, each of today’s date and each between you and us, we hereby agree to waive our advisory and/or administration fees and reimburse you for all of your expenses (other than distribution and service fees, brokerage commissions, short sale dividend and interest expense, taxes, and extraordinary expenses, if any,) so that such annual expenses will not exceed 2.60% of the Average Daily Managed Assets for each of Class A Shares, Class C Shares and Class Z Shares, respectively, of the Fund for its first 12 months of operations.
     This waiver agreement shall remain in effect for the first 12 months of the Fund’s operations. Please indicate your agreement by signing and returning to us a copy of this letter.

Very truly yours, HIGHLAND CAPITAL MANAGEMENT, L.P.
By:
James D. Dondero
President and Managing Partner

Agreed to and accepted as of                      2006:
HIGHLAND FUNDS I

By: